POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Our Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations contains references to Points International Ltd. and its subsidiaries using words “we,” “our,” and “us.”

This MD&A should be read in conjunction with our audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2018 and 2017. Further information, including the Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2018, may be accessed at www.sedar.com or www.sec.gov.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.

All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 6, 2019 and was reviewed by our Audit Committee and approved by our Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, gross profit, Adjusted EBITDA, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may,” “will,” “expects,” “anticipates,” “continue,” “intends,” “plans,” “believes,” “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and expected gross profit and Adjusted EBITDA; our pipeline opportunities including expected cross-selling opportunities; our ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume we will be able to maintain our existing contractual relationships and products, that such products continue to perform in a manner consistent with our past experience, that we will be able to generate new business from our pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with our past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches and cross-sell existing partners is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that we will be successful in maintaining our existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing our fourth quarter and 2018 financial results, and those described in our other filings with applicable securities regulators, including our AIF, Form 40-F, annual and interim MD&A, and annual consolidated financial statements and interim condensed consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW

We are the global leader in providing loyalty e-commerce and technology solutions to the loyalty industry, connecting loyalty programs, 3rd party brands and end consumers across a global transaction platform. We partner with leading loyalty brands by providing solutions that help make their programs more valuable and engaging, while driving revenue and increasing profitability to the program. We do not manage our own loyalty program nor do we offer the core technology that operates a loyalty program. Our business is focused on becoming an important strategic partner to the world’s most successful loyalty programs by cooperating with them on valuable, private label, ancillary services.

At its simplest, our products and services are designed to benefit loyalty programs by: (1) increasing loyalty program revenues and profitability through the sale of loyalty program currency or related travel and loyalty services direct to end consumers or third parties; (2) driving efficient cost management to loyalty program operators by offering non-core redemption options; and (3) enhancing loyalty program member engagement. Our sales process begins with loyalty programs, of which we now have commercial agreements with nearly 60 leading loyalty brands around the world. Most of our contracts enable us to transact directly or indirectly with the loyalty programs’ member base to facilitate the sale, redemption or earning of loyalty currency online. Our commercial agreements with loyalty program partners are typically for fixed terms of three to five years. Contracts will generally renew with either an annual evergreen clause or a new contract extension for a set term.

Our Loyalty Commerce Platform (“LCP”) is the backbone of our product and service offerings. The LCP offers a consistent interface for loyalty programs and third parties, providing broad access to loyalty transaction capabilities, program integration, analytics, reporting, security and real-time fraud services. We have direct integrations with over 60 loyalty programs and third parties, including merchants and other technology companies in the loyalty and travel space.

Collectively, our network of loyalty program partners represents over 1 billion loyalty program accounts. Our platform and integrations typically provide us with full debit and credit functionality, enabling us to deposit or withdraw loyalty currency from each of these accounts. We view these integrations as a strategic asset that uniquely positions us to connect third party channels with highly engaged loyalty program members and the broader loyalty market. In addition, our platform is positioned to collect transaction related insights that we can leverage to increase online conversion percentages, transactions, and ultimately revenues for us and our partners.

Our loyalty partner network includes the following leading loyalty brands:

· AF-KLM Flying Blue	· Southwest Airlines Rapid Rewards
· Alaska Airlines Mileage Plan	· United Airlines MileagePlus
· American Airlines AAdvantage	· Virgin Atlantic Flying Club
· ANA Mileage Club	· Hilton Honors
· British Airways Executive Club	· Hyatt Gold Passport
· Delta Air Lines SkyMiles	· InterContinental Hotels Group
· JetBlue TrueBlue	· Wyndham Rewards
· LATAM Pass	· Emirates Skywards
· Lufthansa’s Miles & More	· Chase Ultimate Rewards
· Amtrak Guest Rewards	· Citi ThankYou
· Etihad Guest	· Velocity Frequent Flyer

Our organization integrates extensive knowledge and expertise in the loyalty and travel sectors with the agility and innovation of a technology start up, allowing us to better serve our loyalty program partners while maintaining our technical and marketing leadership. We are headquartered in Toronto, Canada with regional offices in San Francisco, United States, and London, United Kingdom.

Points International Ltd.’s shares are dual listed on the Toronto Stock Exchange under the trading symbol PTS and on the NASDAQ Capital Market under the trading symbol PCOM.

The Loyalty Industry

Since their inception, loyalty programs have changed the way consumers interact with their associated brands and how they purchase products and services. Businesses have leveraged loyalty to strengthen their brand, enrich relationships with existing customers, and attract and engage new customers. Loyalty programs are increasingly seen not only as strategic marketing assets of an organization, but also as highly profitable and cash-generative businesses, particularly in the travel and financial services sectors.

As the prominence of loyalty program co-branded credit cards has increased, the size and profitability of the loyalty industry has grown significantly. Many loyalty programs, particularly in the airline and hospitality verticals, have long-term contracts with banks in which they sell significant volumes of points and miles to credit cards on an annual basis to give to customers for every day spend. Likewise, similar commercial arrangements now exist with loyalty programs and retailers who are looking to add loyalty as a consumer incentive to their brand.

These types of commercial arrangements have established a massive global industry fueled by the sale and redemption of loyalty currency. Today, it is estimated the majority of loyalty currency issued in North America is now sold by loyalty program operators to third parties, including credit card companies and other merchants. While loyalty program operators must account for the issuance of this currency as a future obligation on their balance sheet to account for its eventual redemption, the cost of each mile or point is significantly lower than what they are sold for. Given the size and scale of some frequent flyer programs, many North American airlines have generated significant revenues from their loyalty programs that can account for a significant proportion of overall airline profits. At the same time, there is a need for loyalty programs to actively manage the resulting loyalty liability with cost-effective redemption options. According to Bond Brand Loyalty’s “The Loyalty Report 2017”, the cumulative points liability for all US loyalty programs was estimated to be valued at roughly US$100 billion.

Overall loyalty program membership continues to grow. According to the Colloquy group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty memberships in the US increased from 3.3 billion in 2014 to 3.8 billion in 2016, representing an increase of 15% (source: 2017 Colloquy Loyalty Census, June 2017). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to provide innovative value propositions in order to drive activity in their programs.

As the loyalty market continues to change, we have been evolving to meet our partners needs by leveraging our unique position in the loyalty industry. We believe that a continued focus on innovation will maintain our leading market position in technology and marketing services, enabling us to enhance existing products and services while delivering new loyalty solutions to market that meet the needs of our partners and their members.

OUR OPERATING STRUCTURE

Our business combines attributes of both a platform and a marketing services business to offer a portfolio of consumer or business facing products and services that facilitate either the accrual or redemption of loyalty currency (points or miles). Accrual transactions are typically focused on generating revenue for our loyalty program partners while redemption transactions are focused on offering additional engagement options for program members.

Core to our operations is the LCP, an open, Application Program Interface (API) based transaction processing platform that we leverage for all aspects of the business. The key functions of the LCP include direct, real time integrations into our partners’ loyalty program databases that allow for customer validation and information sharing as well as debit and/or credit of loyalty program currency. Of growing importance to our business is the marketing automation capability that we continue to develop as part of the LCP’s functionality. Lastly, security, fraud mitigation, auditing and reporting functions are also centralized via the LCP.

All of the services we offer benefit from this unified operating infrastructure in two key ways. First, they allow us to launch and manage multiple products and services with increased efficiency. Secondly, our ability to aggregate and anonymize the consolidated data flowing across the platform from many programs, regions and transaction types facilitates our automated marketing and merchandising efforts.

Leveraging the LCP, we operate in three segments, each of which contain multiple loyalty products and services.

Loyalty Currency Retailing
The Loyalty Currency Retailing segment provides products and services designed to help loyalty program members unlock the value of their loyalty currency and accelerate the time to a reward. Included in this segment are the buy, gift, transfer, reinstate, accelerator and status miles services. These offerings provide loyalty program members the ability to buy loyalty program currency (such as frequent flyer miles or hotel points) for themselves, as gifts for others, purchase status miles to reach a tier status, perform a transfer of loyalty currency to another member within the same loyalty program or reinstate previously expired loyalty currency.

Loyalty Currency Retailing services provide high margin revenue to our loyalty program partners while increasing member engagement by unlocking the value of loyalty currency in the members accounts. We have direct partnerships with over 30 loyalty program partners who leverage at least one of our Loyalty Currency Retailing solutions. All loyalty program partners who leverage our loyalty currency retailing services are within the airline or hospitality verticals. Typically, we find our solutions competing with the internal technology departments of loyalty programs, leading to a “buy vs. build” decision. We have had success in becoming an outsourcing solution to loyalty programs that previously provided these same services inhouse. Given this dynamic, the length of our sales cycle for these solutions can be difficult to predict.

We take a principal role in the retailing of loyalty currencies in approximately two thirds of our loyalty program partnerships in this segment. As principal, we will sell loyalty program currency direct to the program members at a retail rate while purchasing points and miles at a wholesale rate from the program partner. Under a principal arrangement, we will typically provide the loyalty program partner an annual revenue guarantee for the term of the commercial agreement. In addition, we will pay for all credit card related fees and assume all credit risk by providing real-time fraud detection and risk mitigation services. We also have a substantial level of responsibility with respect to marketing, analytics, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal Revenue in our consolidated financial statements and represents the gross amount of the retail transaction collected from loyalty program members. Wholesale costs paid to loyalty programs for loyalty currency are included in Direct Cost of Principal Revenue in our consolidated financial statements.

Alternatively, we may assume an agency role in the retailing and wholesaling of loyalty currencies, which is determined by the contractual arrangement in place with the loyalty program partner and their members. In these arrangements, we typically take a less active role in the retailing of loyalty currency and earn a commission on each transaction. Revenue earned under an agency arrangement is included in Other Partner Revenue in our consolidated financial statements and represents the amount of the commission earned. In these arrangements, we typically take less risk in the relationship and have less control as it relates to the sale of loyalty currency to end consumers

Platform Partners
The Platform Partners segment is comprised of a broad range of applications that are connected to and enabled by the functionality of the LCP. The LCP provides third parties transaction level access to loyalty program members and the ability to access the loyalty currencies of our program partners. Loyalty programs, merchants, and other consumer service applications leverage the LCP to broadly distribute loyalty currency and loyalty commerce transactions through multiple channels.

Included in Platform Partners are multiple third-party managed applications that are enabled by the LCP, many of which are redemption based services that offer efficient cost management solutions to loyalty programs. Also included in this segment are earn-based services, where merchants who partner with us can purchase loyalty currency to offer to their customers as an award for every day shopping. Revenue in this segment is earned on a commission or set fee basis per transaction, from recurring monthly fixed fees, or from revenue sharing agreements with third parties and are predominantly included in Other Partner Revenue in our consolidated financial statements.

Points Travel
The Points Travel segment connects the world of online travel bookings with the broader loyalty industry. In 2014, we acquired Accruity Inc., the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service. Leveraging the PointsHound technology, we developed our Points Travel product, the first white-label online travel service specifically designed for loyalty programs.

We partner with loyalty programs to provide a seamless travel booking experience for loyalty program members, enabling members to earn and redeem their loyalty currency while making hotel bookings and car rentals online.

We currently have commercial arrangements with 12 travel-based loyalty programs who leverage at least one of our white-label Points Travel services. Our external competition for winning loyalty programs business for these services is high, as we typically compete against the major online travel agencies (“OTAs”). When we win new business and deploy these services to market, the sales ramp is typically slower than that experienced with our other loyalty solutions, mainly due to increased online competition for booking hotels or car rentals from OTAs or direct with hotels and car rental companies. However we believe the opportunity for financial growth within this segment is high given the continued growth and overall size of the online travel market.

Revenue in this segment is generated from commissions, which are typically the gross amount charged to end consumers for hotel bookings or car rental, less the wholesale cost to acquire the hotel room or car rental, cost of loyalty currencies delivered to the consumers and paid to the loyalty program, and other direct costs for online hotel bookings and car rentals. This revenue is included in Other Partner Revenue in our consolidated financial statements.

KEY GROWTH DRIVERS

Growing the Number of Loyalty Program Partners
Throughout most of our history, adding new loyalty program partners has been an important source of growth. Continuing to grow the number of Loyalty Program partners connected to our platform remains a key growth factor and important part of our strategy. As of December 31, 2018, we had commercial relationships with nearly 60 loyalty program partners. Approximately 80% of our current partners are travel based programs. In addition, approximately 80% of our loyalty program partners are based out of either North America or Europe.

The majority of our loyalty program partners are global, with end consumers and transactions originating from around the world. For that reason, the LCP was designed and operates as a global e-commerce platform, providing multiple currency and payment options as well as language specific end user experiences. We feel the investments we have made on our platform and products position us well to acquire new loyalty program partners in other geographic markets.

While we currently have a broad set of relationships with travel-based programs in North America and Europe, we believe there are substantial growth opportunities to add additional loyalty program partners, particularly in the Asia Pacific and South American loyalty markets. We also believe there is significant opportunity to partner with loyalty programs in other verticals, specifically the financial services vertical. We continue to focus on adding business development resources with travel and loyalty expertise combined with specific geographic and vertical experience to further diversify our revenue and loyalty program network.

Cross-sell Existing Partners
We believe our existing network of loyalty program partners represents a significant opportunity to cross-sell additional products and services. At the beginning of a new loyalty program partnership, most programs will typically deploy a small subset of our total products and services. As we demonstrate the benefits of our platform, we focus sales efforts with these partners on additional products and services that best fit their program, typically with limited incremental marketing and sales expense. As we launch new functionality and products across our three operating segments, we expect that our opportunity to cross-sell additional services to existing partners that do not currently leverage our full platform will increase.

Retaining and Growing Existing Loyalty Program Partner Deployments
The ability to retain and grow our in-market products and services with existing loyalty program partners remains an important growth driver for us and underlines many of the investments we make in our product and data capabilities. We believe our continued focus on product, technology and data analytics has been and will continue to be a critical driver of growth. With integrations into over 60 leading loyalty programs, the LCP has positioned us to continually improve our ability to consume loyalty data and personalize offers, increasing the effectiveness of our marketing campaigns and our partners profitability while minimizing member communications. We believe the market awareness for our products and services among loyalty program members is generally low and that increasing this awareness through effective marketing and product innovation can increase the penetration of our products and services. Lastly, we indirectly benefit from the growth in our loyalty program partners membership bases as well as the growth in the loyalty market in general.

HOW WE ASSESS PERFORMANCE AND NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. In addition, we use these measures to determine components of management compensation. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. The reconciliations for these non-GAAP measures from the closest GAAP measure are contained below.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) and Effective Margin
We believe that Adjusted EBITDA and Effective margin, non-GAAP financial measures, are useful to management and investors as supplemental measures to evaluate our operating performance.

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, depreciation and amortization, equity-settled share-based payment expense, and foreign exchange. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is a component of our management incentive plan and is used by management to assess our operating performance. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

We calculate Effective margin by dividing Adjusted EBITDA by Gross Profit. We use Effective margin as a key internal measure of operating efficiency. This measure demonstrates our ability to generate profitability after we have funded operating expenses.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended		For the year ended
(In thousands of US dollars)
(unaudited)	Dec 31, 2018	Dec 31, 2017	Dec 31, 2018	Dec 31, 2017
Net income	$2,246	$1,191	$7,792	$3,380
Income tax expense	865	365	3,104	1,461
Depreciation and amortization	740	971	3,364	3,988
Foreign exchange loss (gain)	(3)	125	(36)	(58)
Equity-settled share-based payment expense	1,184	1,398	4,381	4,455
Adjusted EBITDA	$5,032	$4,050	$18,605	$13,226

Gross Profit and Gross Margin
Gross profit, defined by management as total revenues less direct costs of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. We view gross profit as an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues that are available to fund ongoing operating expenses, including incremental spending that is in line with our long-term strategic goals. Gross profit is a component of our management incentive plan and is used by management to assess our operating performance. In general, we seek to maximize the gross profit generated from each loyalty partner relationship.

Gross margin is a non-GAAP financial measure and is defined by management as Gross profit as a percentage of Total revenue.

Reconciliation of Revenue to Gross Profit

	For the three months ended		For the year ended
(In thousands of US dollars)
(unaudited)	Dec. 31, 2018	Dec. 31, 2017[1]	Dec. 31, 2018	Dec. 31, 2017[1]
Revenue	$94,918	$88,133	$376,245	$348,644
Less:
Direct cost of principal revenue	80,813	75,124	322,341	302,094
Gross profit	$14,105	$13,009	$53,904	$46,550
Gross margin	15%	15%	14%	13%

1 Results for the period ended December 31, 2017 have been restated under IFRS 15.

Adjusted Operating Expenses
Adjusted operating expenses is a non-GAAP financial measure, which is defined as Employment Costs, Marketing and Communications, Technology Services and Operating Expenses, excluding equity-settled share-based payment expense. Adjusted operating expenses are predominantly cash based expenditures. The closest GAAP measure is Total Expenses in the consolidated financial statements and the reconciliation from Total Expenses to Adjusted Operating Expenses is shown below.

Reconciliation of Total Expenses to Adjusted Operating Expenses

	For the three months ended		For the year ended
(In thousands of US dollars)
(unaudited)	Dec. 31, 2018	Dec. 31, 2017[1]	Dec. 31, 2018	Dec. 31, 2017[1]
Total Expenses	$92,027	$86,632	$366,015	$344,016
Subtract (add):
Direct cost of principal revenue	80,813	75,124	322,341	302,094
Depreciation and amortization	740	971	3,364	3,988
Foreign exchange loss (gain)	(3)	125	(36)	(58)
Equity-settled share-based payment expense	1,184	1,398	4,381	4,455
Adjusted Operating Expenses	$9,293	$9,014	$35,965	$33,537

1 Results for the period ended December 31, 2017 have been restated under IFRS 15.

Direct and Indirect Adjusted Operating Expenses

Adjusted operating expenses are allocated to either direct adjusted operating expenses or indirect adjusted operating expenses. Direct adjusted operating expenses are expenses which are directly attributable to each operating segment. Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure.

	For the three months ended		For the year ended
(In thousands of US dollars)
(unaudited)	Dec 31, 2018	Dec 31, 2017[1]	Dec 31, 2018	Dec 31, 2017[1]
Adjusted Operating Expenses	$9,293	$9,014	$35,965	$33,537
Less:
Indirect Adjusted Operating Expenses	3,591	3,369	13,718	13,086
Direct Adjusted Operating Expenses	$5,702	$5,645	$22,247	$20,451

1 Results for the period ended December 31, 2017 have been restated under IFRS 15.

Contribution
Contribution is a non-GAAP financial measure and is defined as Gross profit for the relevant operating segments less direct adjusted operating expenses for those segments. We believe that contribution is a key financial measure to assess the underlying profitability of our three operating segments, as this metric excludes all indirect adjusted operating expenses that are shared by the three operating segments. The presentation of contribution is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Contribution should therefore not be considered in isolation and other issuers may calculate contribution differently.

Reconciliation of Gross Profit to Contribution

	For the three months ended		For the year ended
(In thousands of US dollars)
(unaudited)	Dec 31, 2018	Dec 31, 2017[1]	Dec 31, 2018	Dec 31, 2017[1]
Gross profit	$14,105	$13,009	$53,904	$46,550
Less:
Direct adjusted operating expenses	5,702	5,645	22,247	20,451
Contribution	$8,403	$7,364	$31,657	$26,099

1 Results for the period ended December 31, 2017 have been restated under IFRS 15.

In the second quarter of 2018, we changed our performance measure of segment profit or loss to Contribution from Adjusted EBITDA. This change was made as we determined that Contribution is the more appropriate measure of segment profit or loss and is used by the Chief Operating Decision Maker (“CODM”) when reviewing the segment results and making resource allocation decisions.

Adjusted EBITDA by Segment

	For the three months
	ended		For the year ended
(In thousands of US dollars)
(unaudited)	Dec 31, 2018	Dec 31, 2017[1]	Dec 31, 2018	Dec 31, 2017[1]
Loyalty Currency Retailing	$6,990	$5,917	$26,184	$20,704
Platform Partners	(129)	(377)	(900)	(1,758)
Points Travel	(1,829)	(1,490)	(6,679)	(5,720)
Adjusted EBITDA	$5,032	$4,050	$18,605	$13,226

1 Results for the period ended December 31, 2017 have been restated under IFRS 15.

We have included Adjusted EBITDA by segment within this MD&A, as this may be useful to investors and analysts for comparison purposes with prior year periods.

SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the year ended
(In thousands of US dollars, except share
and per share amounts)	31-Dec-18	31-Dec-17[1]	31-Dec-16[2]
Consolidated
Revenue	$376,245	$348,644	$321,821
Gross profit	53,904	46,550	43,338
Gross margin	14%	13%	13%
Adjusted operating expenses	35,965	33,537	31,232
Finance income	666	213	209
Adjusted EBITDA	18,605	13,226	12,106
Effective Margin	35%	28%	28%
Total Expenses	366,015	344,016	321,791
Net income (loss)	7,792	3,380	(1,515)
Earnings per share
Basic	$0.54	$0.23	$(0.10)
Diluted	$0.54	$0.23	$(0.10)
Weighted average shares outstanding
Basic	14,321,186	14,806,020	15,219,283
Diluted	14,412,003	14,820,313	15,219,283
Total assets	$122,540	$119,145	$103,234
Total liabilities	81,530	76,198	62,916
Shareholders’ equity	$41,010	$42,947	$40,318

1 Results for the year ended December 31, 2017 have been restated under IFRS 15.
2 Results for the year ended December 31, 2016 and prior periods have not been restated under IFRS 15.

FINANCIAL INFORMATION BY SEGMENT

	For the year ended
(In thousands of US dollars, except share
and per share amounts)	31-Dec-18	31-Dec-17[1]	Variance $	Variance %
Loyalty Currency Retailing
Revenue	366,421	339,652	26,769	8%
Gross profit	44,806	38,160	6,646	17%
Direct adjusted operating expenses	12,941	11,515	1,426	12%
Contribution	31,865	26,645	5,220	20%
Platform Partners
Revenue	7,979	7,704	275	4%
Gross profit	7,364	7,134	230	3%
Direct adjusted operating expenses	3,784	4,644	(860)	(19%	)
Contribution	3,580	2,490	1,090	44%
Points Travel
Revenue	1,845	1,288	557	43%
Gross profit	1,734	1,256	478	38%
Direct adjusted operating expenses	5,522	4,292	1,230	29%
Contribution	(3,788)	(3,036)	(752)	(25%	)

1 Results for the quarter ended December 31, 2017 have been restated under IFRS 15.

SEGMENTED RESULTS AND OPERATING HIGHLIGHTS

Loyalty Currency Retailing
Revenue for the Loyalty Currency Retailing segment increased $26,769 or 8%, to $366,421 for the year ended December 31, 2018, primarily due to organic growth from our existing principal partnerships and to a lesser extent, new partners added in the year. Gross profit increased $6,646 or 17% to $44,806 for the year. This improvement was due to organic growth from in market partners and products combined with the launch of new loyalty program partnerships over the last two years. In 2018, organic growth was higher in partnerships where we take an agency role, which had a significant impact on gross profit but a smaller impact on total revenues. In addition, the full year impact of new loyalty program partners we launched in 2017 combined with the in year impact of new partners we launched in 2018 also contributed to the increase. Direct adjusted operating expenses in 2018 increased 12% or $1,426 compared to2017, largely due to increased personnel related expenses that were attributed to the segment. The segment continues to generate strong bottom line profitability, with contribution of $31,865 for the year ended December 31, 2018, an increase of 20% over 2017.

We continued to add new loyalty program partnerships in 2018. In the second quarter, we launched a long-term partnership with Emirates Airline, deploying a broad set of our Loyalty Currency Retailing solutions on launch, including our Buy and Gift products and Transfer and Reinstate services. In the third quarter, we added additional services with Emirates, launching our new Extend product which allows Skywards members the ability to extend the life of their miles before expiration. Further, we expanded the reach of our buy product with Emirates by allowing Skywards members the ability to use their miles balance plus cash to top up more seamlessly for flight awards.

We also expanded our product offering with existing loyalty program partners by adding new product deployments. In the second quarter, we launched our accelerator product with LATAM airlines, an existing program partner who was already leveraging our transfer services. In addition, we launched an innovative new product with Alaska Airlines in the fourth quarter of 2018, allowing Mileage Plan members to redeem their miles to maintain or purchase tier status.

Platform Partners
Platform Partners revenue for the year ended December 31, 2018, was $7,979 an increase of 4% over 2017. Similarly, 2018 gross profit for the segment increased 3% relative to 2017. The year over year increase in gross profit was largely due to the impact of new product launches over the last two years, partially offset by some non-recurring fees that were earned in 2017. Direct adjusted operating expenses attributable to the segment decreased by $860 or 19% in 2018, mainly due to lower personnel related costs attributable to the segment. Overall, the Platform Partners segment generated contribution of $3,580 in 2018, an improvement of 44%, or $1,090 relative to 2017.

During the year, we launched a new partnership with Drop Tank, a leading fuel loyalty technology company, to power Marathon Petroleum Company LP’s new rewards program “MakeItCount.” Through this partnership, MakeItCount loyalty members have the opportunity to earn points for their purchases of both fuel and featured non-fuel items at participating Marathon branded stations. MakeItCount members can now earn points in their choice of Southwest Airlines Rapid Rewards, La Quinta Returns, the Arbor Day Foundation and Marathon’s own My CentsOff program.

Points Travel
Revenue in the Points Travel segment for 2018 increased 43% to $1,845 compared to $1,288 for 2017. Gross profit in 2018 was $1,734, an increase of 38% over 2017. Gross profit growth was largely driven by the full year impact of new partnerships launched in 2017, the in-year impact of new partnerships launched in 2018, and organic growth from existing product deployments. During the second quarter and into the third quarter of 2018, our largest loyalty program partner in this segment temporarily shut down their Points Travel site for approximately ten weeks. This shut down was out of our control and was due to operational issues with one of the loyalty programs’ third party providers relating to the European Union’s recently introduced General Data Protection Regulations (“GDPR”). This temporary shut down adversely impacted gross profit for the Points Travel segment in 2018. This Points Travel site was brought back online at the beginning of August 2018, but the adverse impact of the shut down extended into the fourth quarter, as we implemented a series of marketing programs and customer acquisition efforts in an attempt to bring back loyalty program members.

Direct adjusted operating expenses for the year ended December 31, 2018 increased $1,230 or 29% over 2017, due almost exclusively to increased personnel related expenses attributable to the Points Travel segment. As a result, a contribution loss of $3,788 was generated in 2018 compared to a contribution loss of $3,036 in 2017.

We continued to launch new loyalty program partners and product deployments in 2018. In the second quarter of 2018, we launched a new partnership with Singapore Airlines’ KrisFlyer program, enabling their members to redeem KrisFlyer miles for hotels and car rentals. Singapore Airlines was a new addition to our loyalty partner network and extends our growing footprint in the Asia Pacific region. We also successfully deployed our Hotel earn functionality with Hawaiian Airlines, who were already leveraging our hotel redemption capabilities in this segment.

In 2018, we saw continued traction in cross selling our Points Travel services to existing Loyalty Currency Retailing partners. We launched new Points Travel services with Air Europa, the Etihad Guest program, and the Amtrak Reward program, enhancing our existing Loyalty Currency Retailing relationships with these programs. In February 2019, we launched hotel redemption capabilities with Frontier Airlines, another existing partner who was already leveraging our Loyalty Currency Retailing services.

We were also successful in expanding our hotel supply offered to end consumers though our Points Travel services. In the second quarter, we announced a partnership with the Priceline Partner Network, enabling us to leverage Priceline’s hotel inventory by offering thousands of new, high value hotel booking options to loyalty program members through our Points Travel services.

Other Operational Highlights
In December 2018, we announced a strategic partnership with Amadeus, a leading provider of comprehensive distribution and IT solution platforms for the travel industry. Amadeus Loyalty Management and Awards allow airlines to offer full seat availability, miles and cash payments, and the use of miles for seat upgrades and ancillaries as part of their loyalty programs. Through this partnership, we will work with Amadeus to introduce a more deeply integrated portfolio of solutions, enabling new and existing airline partners of both companies to seamlessly integrate our solutions within existing Amadeus Loyalty Management and Awards solutions. We believe this integrated approach to our combined solutions will help airlines further improve loyalty redemption and member engagement.

REVIEW OF ANNUAL CONSOLIDATED PERFORMANCE

Revenue, Gross Profit, and Gross Margin

Consolidated revenue for the year ended December 31, 2018 was $376,245, an increase of $27,601 or 8% over the comparable prior year period. The increase in consolidated revenue was primarily driven by organic growth from existing partnerships in the Loyalty Currency Retailing segment, and to a lesser extent, the impact of new partner launches in 2018. Organic revenue growth in 2018, which we calculate as the year over year growth in revenue from existing partnerships and products that have been in market for at least one year, was approximately 6% across all segments. The organic growth rate was not reflective of the overall growth in retail mileage sales generated across our platform in 2018, as we saw significant growth from our agency partnerships in 2018, where revenue is accounted for on a net basis. The impact of this growth had a more significant impact on gross profit.

For the year ended December 31, 2018, consolidated gross profit was $53,904, an increase of $7,354 or 16% over the comparable period. The year over year increase was predominantly driven by a $6,646 or 17% increase in our Loyalty Currency Retailing segment. The growth in this segment was driven by organic growth from our existing partners, as well as the impact of new partner and product launches in 2017 and 2018. Our Platform Partners and Points Travel segments saw year over year increases in gross profit of $230 and $478, respectively.

Gross margin for the year ended December 31, 2018 was 14%, a 1% increase over the year ended December 31, 2017, largely due to strong growth from our agency partnerships in the Loyalty Currency Retailing segment.

Total Expenses and Adjusted Operating Expenses

For the year ended December 31, 2018, we incurred consolidated total expenses of $366,015, an increase of $21,999 or 6% over the comparable prior year period. The increase in total expenses was primarily due to a $20,247 or 7% year over year increase in direct cost of principal revenues, which is comprised largely of our wholesale costs for loyalty currency paid to Loyalty Currency Retailing partners in principal arrangements. The growth was largely in line with the growth of principal revenues.

For the year ended December 31, 2018, consolidated adjusted operating expenses were $35,965, an increase of $2,428 or 7% over the comparable prior year period. The increases were primarily attributable to increased employment costs associated with additional resources added in 2018 and the full year cost impact of additional resources added in 2017. Resources added in 2018 were largely focused on delivering growth, and primarily based in our Loyalty Currency Retailing and Points Travel segments.

Adjusted EBITDA and Effective Margin

For the year ended December 31, 2018, consolidated Adjusted EBITDA was $18,605, an increase of $5,379 or 41% over the comparable prior year period. The growth in Adjusted EBITDA was primarily the result of strong contribution from our Loyalty Currency Retailing and Platform Partners segments, partially offset by a contribution loss in the Points Travel segment and modest increase in indirect adjusted operating expenses. This was reflected in our effective margin, which increased from 28% in 2017 to 35% in 2018, demonstrating improved operating leverage.

Net Income, Finance Income and Other Expenses

This section discusses consolidated net income, finance income and other expenses as shown below.

	For the year ended

(In thousands of US dollars)	Dec 31, 2018	Dec 31, 2017	$ Variance	% Variance

Net income	$7,792	$3,380	$4,412	131%
Income tax expense
Depreciation and	3,104	1,461	1,643	112%
amortization	3,364	3,988	(624)	(16%	)
Foreign exchange gain	(36)	(58)	22	38%
Equity-settled share-based
payment expense	4,381	4,455	(74)	(2%	)
Adjusted EBITDA	$18,605	$13,226	$5,379	41%

Finance income

Finance income is derived from interest earned on cash and cash equivalents. Finance income increased $453 or 213% to $666 in 2018 primarily due to higher average cash balances and higher interest rates.

Equity-settled share-based payment expense

We incur certain employment related expenses that are settled in equity-based instruments. For the year ended December 31, 2018, equity-settled share-based payment expenses decreased $74 or 2%, relatively flat with the prior year.

Depreciation and amortization

For the year ended December 31, 2018, depreciation and amortization expense was $3,364, a decrease of 16% compared to the prior year period. The decrease was primarily due to certain intangible assets becoming fully amortized during the year ended 2017, resulting in less amortization in 2018.

Foreign exchange gain

We are exposed to Foreign Exchange (“FX”) risk as a result of transactions in currencies other than our functional currency, the US dollar. FX gains and losses arise from the translation of our balance sheet, revenue and expenses. We hold balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payable and accrued liabilities, and deposits) that give rise to exposure to FX risk. At year end, non-US dollar monetary balance sheet accounts are translated at the year-end FX rate. The net effect after translating the balance sheet accounts is recorded in the consolidated statement of comprehensive income for the period.

The majority of our revenues in the year ended December 31, 2018 were transacted in US dollars. We also generate revenues in EUROs, British Pounds, and other currencies. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to these currencies. Adjusted operating expenses are incurred predominantly in Canadian dollars, exposing us to FX risk.

As part of our risk management strategy, we enter into FX forward contracts extending out to approximately one year to reduce the FX risk with respect to the Canadian dollar. These contracts have been designated as cash flow hedges. We do not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the year ended December 31, 2018, we reclassified a loss of $5, net of tax, from other comprehensive loss into net income (2017 – reclassified a gain of $243, net of tax, from other comprehensive income into net income). The cash flow hedges were effective for accounting purposes during the year ended December 31, 2018. Realized losses from our hedging activities in 2018 were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

For the year ended December 31, 2018, we recorded a foreign exchange gain of $36 compared with a foreign exchange gain of $58 in the year ended 2017. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

Income tax expense

We are subject to income tax in multiple jurisdictions and assess our taxable income to ensure eligible tax deductions are fully utilized. For the year ended December 31, 2018, we incurred income tax expense of $3,104 compared to $1,461 in the prior year period. The increase was primarily attributable to an increase in the deferred tax provision of $1,502 along with an increase in the current tax expense of $141.

Net Income and earnings per share

	For the year ended
(In thousands of US dollars,
except per share amounts)	Dec 31, 2018	Dec 31, 2017	$ Variance	% Variance
Net income	$7,792	$3,380	4,412	131%
Earnings per share
Basic	$0.54	$0.23	0.31	135%
Diluted	$0.54	$0.23	0.31	135%

Net income for the year ended December 31, 2018 was $7,792, an increase of $4,412 or 131% compared to the prior year period. The increase was mainly due to revenue growth across all three operating segments outpacing the growth in total expenses.

Basic earnings per share are calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 14,321,186 common shares for the year ended December 31, 2018, compared with 14,806,020 common shares for the year ended December 31, 2017. The weighted average number of outstanding common shares for diluted earnings per share was 14,412,003 common shares for the year ended December 31, 2018, compared with 14,820,313 common shares for the year ended December 31, 2017. Basic and diluted earnings per share was $0.54 for the year ended 2018 compared to $0.23 basic and diluted earnings per share for the year ended 2017.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars)	Dec 31, 2018	Dec 31, 2017	$ Variance	% Variance
Cash and cash equivalents	$69,131	$63,514	$5,617	9%
Restricted cash	500	500	-	-
Funds receivable from payment processors	13,512	15,229	(1,717)	(11%	)
Total funds available	$83,143	$79,243	$3,900	5%

Our sources of liquidity are primarily our total funds available, cash provided from operating activities, and any borrowings we may have under our credit facility. Total funds available, which we calculate as cash and cash equivalents, funds receivable from payment processors, and any restricted cash, was $83,143 as at December 31, 2018. Total funds available can fluctuate between periods due to changes in working capital balances, the timing of promotional activity and partner payments, and the timing of receipts from our payment processors. As at and during the year ended December 31, 2018, we had no borrowings under our credit facility.

We have been able to generate sufficient cash through normal course operations to fund capital expenditure needs, current operating and working capital requirements, and purchases of shares under our Normal Course Issuer Bid (“NCIB”). Our ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed within this MD&A.

As at December 31, 2018, the following two facilities are available until May 31, 2019. The first facility is a revolving operating facility in the amount of $8,500 at an interest rate range of 0.35% to 0.75% per annum over the bank base rate. The second credit facility is a term loan facility of $5,000 to be used solely for the purposes of financing the cash consideration relating to potential acquisitions, at an interest rate range of 0.40% to 0.80% per annum over the bank base rate. There have been no borrowings to date under these credit facilities. We are required to comply with certain financial and non-financial covenants under the agreement governing these credit facilities. We were in compliance with all applicable covenants on our facilities as at December 31, 2018.

Sources and Uses of Cash

	For the year ended

(In thousands of US dollars)	Dec 31, 2018	Dec 31, 2017	$ Variance	% Variance
Operating activities	$20,021	$16,765	$3,256	19%
Investing activities	(2,274)	7,298	(9,572)	(131%	)
Financing activities	(13,090)	(5,707)	(7,383)	(129%	)
Effects of exchange rates	960	(1,334)	2,294	172%
Change in cash and cash equivalents	$5,617	$17,022	$(11,405)	(67%	)

Operating Activities

Cash flows from operating activities, which increased in the year ended December 31, 2018 compared to the prior year, are primarily generated from funds collected from miles and points transacted from the various products and services we offer and are reduced by cash payments to loyalty partners, and payment of operating expenses. Cash flows from operating activities may vary significantly between periods due to changes in working capital balances, the timing of our promotional activity and partner payments, and the timing of receipts from our payment processors.

Investing Activities

Cash used in investing activities during the year ended December 31, 2018 included cash used for the purchase of property and equipment and internally developed intangible assets. Development efforts in the year included developing new promotional and integration capabilities of the LCP. Additionally, a short-term investment was settled in the third quarter of 2017, leading to an increase in cash provided by investing activities in the prior year compared to the current year.

Financing Activities

Cash flows used in financing activities during the year ended December 31, 2018 primarily related to the purchase for cancellation of shares under our NCIB and additional cash outlays to acquire shares held in trust for the future settlement of Restricted Share Units (“RSUs”). Additionally, starting in the first quarter of 2018, we pay the employee withholding taxes on RSUs. During 2018, we repurchased and cancelled 569,107 common shares under our NCIB in the amount of $7,657, made additional purchases of shares to fulfill future obligations related to our employee share unit plan totalling $3,062, and paid taxes in cash on the net settlement of RSUs of $2,722.

On August 8, 2018, the Board of Directors approved an additional NCIB to repurchase and cancel up to 710,893 of our issued and outstanding common shares, representing approximately 5% of our issued and outstanding common shares as of July 31, 2018. In connection with this, we also renewed our Automatic Share Purchase Plan (“ASPP”). During 2018, we repurchased and cancelled 569,107 common shares for a total cost of $7,657, of which 418,556 common shares were repurchased and cancelled under the previous NCIB at a cost of $5,801. The remaining 150,551 common shares were repurchased and cancelled under the new NCIB at a cost of $1,856.

Contractual Obligations and Commitments

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+

Operating leases(1)	$7,401	$1,945		$1,820	$1,761	$1,731	$144
Direct cost of principal revenue(2)	466,947	144,527		83,416	78,582	53,474	106,948
	$474,348	$146,472		$85,236	$80,343	$55,205	$107,092

(1) We are obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) For certain loyalty partners, we guarantee a minimum level of points/miles purchases for each contract year, over the duration of the contract term with the loyalty partner. We evaluate each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.
(3) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the principal revenue disclosure above.

Our principal revenue obligations represent contractual commitments on the minimum value of transactions processed over the term of our agreements with certain loyalty program partners in our Loyalty Currency Retailing segment. Under this type of guarantee, in the event that the sale of loyalty program currencies are less than the guaranteed amounts, we would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. A balance in prepaid expenses and other assets of $2,154 on the consolidated balance sheet represents mileage reward currencies held for future resale. This amount is classified as a current asset as at December 31, 2018 as it is anticipated that it will be utilized in the next fiscal year. We fund our operating lease and principal revenue obligations through working capital.

Financial Instruments

We have customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in FX exchange rates. We are primarily exposed to the Canadian dollar, the EURO and the British Pound. We enter into FX forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements. Revenues earned from our partners based in Canada are contracted in and paid in Canadian dollars. We use these funds to fund the Canadian operating expenses thereby reducing our exposure to foreign currency fluctuations.

As at December 31, 2018, forward contracts with a notional value of $15,110, and in a net liability position of $878 (2017 – $507 in net asset position), with settlement dates extending to November 2019, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments (2017- IAS 39, Financial Instruments Recognition and Measurement). These contracts are intended to reduce the FX risk with respect to anticipated Canadian dollar denominated expenses. Refer to note 17 in our December 31, 2018 consolidated financial statements for further details on significant assumptions in determining fair value, total amount of change in fair value and change of deferred gain and loss.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 101,014 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at December 31, 2018

Security Type	Month of Expiry	Number	Exercise Price (CAD$)
Option	March 17, 2019	99,845	30.84
Option	September 29, 2019	1,169	19.82
Total		101,014

BALANCE SHEET

(In thousands of US dollars)
Consolidated Balance Sheet Data as at	Dec 31, 2018	Dec 31, 2017
Cash and cash equivalents	$69,131	$63,514
Restricted cash	500	500
Funds receivable from payment processors	13,512	15,229
Accounts receivable	9,318	7,741
Prepaid taxes	383	457
Prepaid expenses and other assets	3,618	1,963
Total current assets	$96,462	$89,404
Property and equipment	2,351	2,128
Intangible assets	13,952	15,265
Goodwill	7,130	7,130
Deferred tax assets	2,645	2,557
Other assets	-	2,661
Total non-current assets	$26,078	$29,741

Accounts payable and accrued liabilities	$9,489	$7,998
Income taxes payable	117	695
Payable to loyalty program partners	69,749	65,567
Current portion of other liabilities	1,680	1,400
Total current liabilities	$81,035	$75,660

Other liabilities	495	538
Total non-current liabilities	$495	$538
Total shareholders’ equity	$41,010	$42,947

Cash and cash equivalents

Cash and cash equivalents balance increased $5,617 compared to the end of 2017. The increase in cash and cash equivalents was largely due to positive cash flows generated from operating activities in 2018, partially offset by cash used for financing and investing activities.

Funds receivable from payment processors

Funds receivable from payment processors represents the gross value of retail transactions, or gross sales, charged to and paid by end consumers that are held with our payment processors. On average, cash collected from end consumers is typically deposited into our bank accounts by our payment processors two days from the date of sale. This balance decreased $1,717 compared to the end of 2017, which is largely attributable to the volume of gross sales at the end of the period relative to the volume of gross sales at the end of the prior year period. In general, this balance can vary significantly depending on the timing and richness of promotional activity in the market at the end of a given period. Generally, if the end of a period contains a high level of promotional activity, the receivable from payment processors balance will be higher relative to a period with minimal promotional activity at the end of a period.

Accounts receivable

Accounts receivable increased $1,577 compared to the end of 2017, primarily due to higher receivables with certain loyalty program partners and platform partners resulting from higher revenues in the fourth quarter.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased $1,491 compared to the end of 2017 and is primarily due to the timing of payments including our annual employee incentives.

Income taxes payable

Income taxes payable decreased by $578 compared to the end of 2017 due to the timing of corporate income tax instalments made to tax authorities.

Payable to loyalty program partners

Payable to loyalty program partners increased $4,182 compared to the end of 2017, which is primarily attributable to the timing of payments made to loyalty partners. We typically remit funds to loyalty program partners approximately 30 days after the end of the month of loyalty currency sales.

OUTSTANDING SHARE DATA

As of February 28, 2019, there were 13,969,137 common shares outstanding.

As of February 28, 2019, there were outstanding options exercisable for up to 1,229,040 common shares. The options have exercise prices ranging from $9.89 to $30.84 with a weighted average exercise price of $15.00. The expiration dates of the options range up to December 12, 2024.

The following table lists the common shares issued and outstanding as at February 28, 2019 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	13,969,137
Convertible Securities: Share options	1,229,040	CAD$ 18,434,121
Common Shares Issued & Potentially Issuable	15,198,177	CAD$ 18,434,121
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	300,820

(1) “ESOP” is defined as the Employee Stock Option Plan. The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars, except share
and per share amounts) (unaudited)	31-Dec-18	31-Dec-17[1]	31-Dec-16[2]
Consolidated
Revenue	$94,918	$88,133	$81,955
Gross profit	14,105	13,009	11,921
Gross margin	15%	15%	15%
Adjusted operating expense	9,293	9,014	8,258
Finance income	220	55	70
Adjusted EBITDA	5,032	4,050	3,663
Effective Margin	36%	31%	31%
Total Expenses	92,027	86,632	85,001
Net income (loss)	2,246	1,191	(3,674)
Earnings (loss) per share
Basic	$0.16	$0.08	$(0.24)
Diluted	$0.16	$0.08	$(0.24)
Weighted average shares outstanding
Basic	14,172,956	14,654,041	15,092,158
Diluted	14,241,846	14,710,169	15,092,158
Total assets	$122,540	$119,145	$103,234
Total Liabilities	81,530	76,198	62,916
Shareholders’ equity	$41,010	$42,947	$40,318

1 Results for the quarter ended December 31, 2017 have been restated under IFRS 15.
2 Results for the quarter ended December 31, 2016 and prior periods have not been restated under IFRS 15.

FINANCIAL INFORMATION BY SEGMENT

(In thousands of US dollars, except share
and per share amounts) (Unaudited)	31-Dec-18	31-Dec-17[1]	Variance $	Variance %
Loyalty Currency Retailing
Revenue	92,358	85,789	6,569	8%
Gross profit	11,761	10,797	964	9%
Direct adjusted operating expenses	3,273	3,343	(70)	(2%	)
Contribution	8,488	7,454	1,034	14%
Platform Partners

Revenue	2,096	1,918	178	9%
Gross profit	1,918	1,781	137	8%
Direct adjusted operating expenses	956	1,078	(122)	(11%	)
Contribution	962	703	259	37%
Points Travel
Revenue	464	426	38	9%
Gross profit	426	431	(5)	(1%	)
Direct adjusted operating expenses	1,473	1,224	249	20%
Contribution	(1,047)	(793)	(254)	(32%	)

1 Results for the quarter ended December 31, 2017 have been restated under IFRS 15.

We generated consolidated revenue of $94,918 for the three months ended December 31, 2018, an increase of $6,785 or 8% over the fourth quarter of 2017. The increase was primarily driven by growth in the Loyalty Currency Retailing segment, which increased 8%. Consolidated gross profit of $14,105 in the fourth quarter of 2018 was a quarterly record, increasing $1,096 or 8% on a year over year basis. The majority of the increase came from Loyalty Currency Retailing, which increased $964 or 9% on a year over year basis, primarily due to the impact of new partner and product launches during the year. Gross profit in the Points Travel segment in the fourth quarter was adversely impacted by the temporary shut down of our largest loyalty program partner in this segment, which was offline for approximately ten weeks in the second and third quarter of 2018. The impact of this shut down had a continued effect on fourth quarter results, as we continued to be aggressive with investing in customer acquisition efforts since bringing the program back on line at the beginning of August 2018.

Consolidated total expenses of $92,027 for the fourth quarter of 2018, an increase of $5,395 or 6% over the comparable prior year period. The majority of this increase was driven by an increase in direct costs of principal revenue, which was in line with the increase in principal revenues.

Consolidated adjusted operating expenses were $9,293 in the fourth quarter of 2018, an increase of $279 or 3% compared to the fourth quarter of 2017.

Consolidated Adjusted EBITDA was $5,032 for the fourth quarter of 2018, representing a quarterly record and a 24% year over year increase. The increase was largely due to increased contribution in our Loyalty Currency Retailing and Platform Partners segments more than offsetting modest growth from indirect adjusted operating expenses.

Fourth Quarter Net Income and Other Expenses

This section discusses consolidated net income and other expenses as shown below.

	For the three months ended
(In thousands of US dollars)
(unaudited)	Dec 31, 2018	Dec 31, 2017	$ Variance	% Variance

Net income	$2,246	$1,191	$1,055	89%
Income tax expense	865	365	500	137%
Depreciation and amortization	740	971	(231)	(24%	)
Foreign exchange loss (gain)	(3)	125	(128)	(102%	)
Equity-settled share-based payment expense	1,184	1,398	(214)	(15%	)
Adjusted EBITDA	$5,032	$4,050	$982	24%

During the fourth quarter of 2018, equity-settled share-based payment expense was $1,184, a decrease of $214 or 15% over the same period in 2017. The decrease in equity-settled share-based payment expense compared to the prior year reflects the reduced number of RSUs accrued for our executive bonus plan during the period.

Depreciation and amortization expense in the fourth quarter of 2018 decreased $231, or 24% to $740 from the fourth quarter of 2017. This decrease was due to certain depreciable assets being fully depreciated in 2018, prior to the fourth quarter.

Income tax expense was $865 for the quarter ended December 31, 2018 compared to $365 in the prior year, which was generally in line with the increase in earnings before income taxes.

Fourth Quarter Net income and earnings per share

	For the three months ended
(In thousands of US dollars,
except per share amounts)
(unaudited)	Dec 31, 2018	Dec 31, 2017	Variance	% Variance
Net income	$2,246	$1,191	$1,055	89%
Earnings per share
Basic	$0.16	$0.08	$0.08	100%
Diluted	$0.16	$0.08	$0.08	100%

We generated net income of $2,246 for the quarter ended December 31, 2018 compared with $1,191 for the quarter ended December 31, 2017. The increase was primarily due to the higher Adjusted EBITDA in the fourth quarter of 2018 which was generated primarily in the Loyalty Currency Retailing segment during the quarter. Basic and diluted earnings per share for the three-month period December 31, 2018 were $0.16, as compared to $0.08 for the three-month period December 31, 2017.

Sources and Uses of Cash

	For the three months ended
(In thousands of US dollars)
(unaudited)	Dec 31, 2018	Dec 31, 2017	$ Variance	% Variance
Operating activities	$ 15,363	$ 12,360	$ 3,003	24%
Investing activities	(764)	(681)	(83)	(12%)
Financing activities	(1,538)	(3,205)	1,667	52%
Effects of exchange rates	402	91	311	342%
Change in cash and cash equivalents	$ 13,463	$ 8,565	$ 4,898	57%

THREE YEAR SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)
Three month period ended	Total		Basic earnings	Diluted earnings
	Revenue[1]	Net income	per share	per share
December 31, 2018	$ 94,918	$ 2,246	$ 0.16	$ 0.16
September 30, 2018	94,358	1,476	0.10	0.10
June 30, 2018	97,859	1,812	0.12	0.12
March 31, 2018	89,110	2,258	0.16	0.16
December 31, 2017	88,133	1,191	0.08	0.08
September 30, 2017	91,589	605	0.04	0.04
June 30, 2017	85,807	732	0.05	0.05
March 31, 2017	83,115	852	0.06	0.06
December 31, 2016	81,955	(3,674)	(0.24)	(0.24)
September 30, 2016	82,442	335	0.02	0.02
June 30, 2016	83,864	931	0.06	0.06
March 31, 2016	73,560	893	0.06	0.06

1 2017 revenues have been restated to reflect the impacts of IFRS 15. Revenues prior to the year ended 2017 were not restated.

Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability. Our revenues are primarily impacted by retaining loyalty program partners and growing the performance of products deployed with these partners, adding new loyalty program partners, and cross-selling new products to existing loyalty program partners during the year. In the absence of launching any new loyalty program partners or new products, quarterly revenues will be impacted by the level of marketing and promotional activity carried out, which will vary quarter to quarter.

Historically, we have been able to consistently grow revenue by adding new loyalty program partnerships year after year. In addition, we have been able to grow revenues with existing partnerships year over year by improving our ability to consume loyalty data across the LCP to drive and inform our marketing efforts. Revenue growth has also come from our ability to sell additional loyalty products and services to existing partners.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

Revenue Recognition and Presentation

Principal versus Agent

Our revenue is categorized as principal or other partner revenue. When deciding the most appropriate basis for presenting revenue and direct costs of revenue, we look at the terms of our contractual arrangements with our loyalty program partners and their members. This determination requires the exercise of judgment and management usually considers whether:

•	We obtain control of the product or service prior to transferring it to the end consumer;
•	We have inventory risk before or after the customer order, during shipping or on return;
•	We act on behalf of the loyalty partner or the program member in identifying the customer in certain arrangements;
•	We are primarily responsible for fulfilling the promise to provide the specified goods or service;
•	We have discretion in establishing prices for the specified good or service

Where our role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue. When our role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned and is recorded in other partner revenue in the consolidated statement of comprehensive income.

Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the estimated fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment and estimates that use inputs that may not be readily observable.

The allocation of the purchase price affects our results as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

We test goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a cash generating unit (“CGU”) or group of CGUs, i.e. the net present value of the future cash flows associated with the CGU or group of CGUs, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgment. These include the anticipated cash flows from the CGU, the likelihood that partners will renew existing contracts and enter into product arrangements with us in the future, annual growth assumptions, and the selection of an appropriate discount rate. We prepare forecasts that assess the specific risks related to each individual CGU separately and are used in determine the value in use of the CGU or group of CGUs to which goodwill has been allocated.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of aggregate amounts we spend on internal use software development costs as well as acquired technology and customer relationships. The relative size of our intangible assets, excluding goodwill, makes the judgments surrounding the estimated useful lives critical to our financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgment of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as technological change. Historically, changes in useful lives have not resulted in material changes to our amortization charge.

Property and equipment

Estimates and assumptions to determine the carrying value of property and equipment and related depreciation impact our financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income (loss). The useful lives and residual values of our assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to our depreciation expense.

For our accounting policies and critical accounting estimates and judgments, refer to our consolidated financial statements for the year ended December 31, 2018. The preparation of the consolidated financial statements in accordance with IFRS, requires us to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

In 2018, we adopted the following new standards and amendments to existing standards:

•	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective January 1, 2018, we adopted the new standard and its amendments using the full retrospective transition method. As a result, all comparative information in our consolidated financial statements has been restated. We have applied IFRS 15 in preparing the consolidated financial statements for the year ended December 31, 2018 and the related 2017 comparative information; refer to note 3(b) in our December 31, 2018 consolidated financial statements for details.

The application of IFRS 15 did not result in adjustments to the statement of financial position at January 1, 2017 or December 31, 2017, nor did it impact cash flow totals from operating, investing or financing activities. Certain adjustments were identified with respect to the classification and presentation of revenue and expenses which are summarized below:

Certain revenues previously classified as net are recognized as gross under IFRS 15. In determining whether we act as a principal or an agent for each respective product and business line, we identified the specified good or service in the contract and then evaluated whether we control that good or service before it is transferred to the customer. Factors considered in making the determination include whether we are primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk and/or has discretion in establishing the prices for the specified goods and services provided. Through this analysis, we have concluded that:

•

We act as principal for certain buy/gift transactions relating to loyalty partners where it was determined that we obtain control of the loyalty currency. We also act as a principal in the delivery of certain services, including transfer, reinstate, hosting and website development services provided to loyalty partners.

•

We act as an agent for certain buy/gift transactions relating to loyalty partners where it was determined that we do not obtain control of the underlying loyalty currency. In addition, we act as an agent for all of the Platform Partners and Points Travel products.

Under IFRS 15, we reclassified interest earned on cash and cash equivalents, previously recorded as interest revenue, to a separate line item called Finance Income. This amount will remain a part of our Adjusted EBITDA calculation.

Under IFRS 15, we reclassified losses arising on certain Points Travel promotional offers, from marketing expenses to revenue. The reclassified amount represents the transaction price that we are entitled to in exchange for the services provided.

•	IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 supersedes IAS 39 Financial Instruments Recognition and Measurement. The standard sets out revised guidance for classifying and measuring financial instruments, introduced a new expected credit loss model for calculating impairment of financial assets and includes new guidance for the application of hedge accounting. The standard also requires that when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, that the adjustment to the amortized cost of the financial liability is recognized in profit or loss. We have adopted IFRS 9 on a retrospective basis without restating comparative periods as it was not possible to do so without the use of hindsight.

The standard does not have an impact on our results and is expected to allow for simplified hedge effectiveness testing going forward. We have determined that there is no effect on the current or prior year financial statements with regards to the adoption of IFRS 9. Refer to note 3(a) in our December 31, 2018 consolidated financial statements for our revised financial instrument policy.

We also adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2018. These changes did not have a material impact on our financial results.

IFRS 2, Share-based Payment; and
IFRIC Interpretation 22, Foreign Currency Translation and Advance Consideration

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted and could have an impact on future periods.

•	IFRS 16, Leases (effective January 1, 2019) (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 Leases, which specifies how a company will recognize, measure, present, and disclose leases. The standard introduces a single, on-balance sheet lessee accounting model, requiring lessees to recognize a right-of-use asset and lease liability representing its obligation to make lease payments, unless the lease term is twelve months or less or the underlying leased asset has a low value. We will adopt IFRS 16 in our financial statements for the annual period beginning on January 1, 2019 using a modified retrospective approach. Comparative information will not be restated.

We are assessing the impact of IFRS 16 on our consolidated financial statements. We estimated the adoption of the standard will result in an increase in right-of-use assets and corresponding lease liabilities in our consolidated statements of financial position, primarily related to leased office premises. In addition, IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities, which will result in a decrease in operating expenses, an increase in depreciation expense and an increase in finance costs.

RISKS AND UNCERTAINTIES

Our results of operations and financial condition are subject to a number of risks and uncertainties and are affected by a number of factors outside of the control of management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks we face. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on our results of operations and financial condition.

Airline or travel industry disruptions, such as an airline insolvency or continued airline consolidation, could adversely impact the demand for loyalty currency services and our growth and profitability

The majority of our loyalty program partners operate in the travel industry. The ability of our loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives our business activity. We generate the majority of our revenue from end-customers who are transacting loyalty miles/points through our online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry globally may adversely affect our ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industrywide solution to address structural financial problems. This activity could potentially increase due to increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among our partner base could result in the loss of a partnership and potentially have an adverse impact on our future earnings.

We derive a substantial amount of our total revenue from only a few of our loyalty program partner relationships

We depend on a limited number of large clients for a significant portion of our consolidated revenue. There were three loyalty program partners for which sales to their members represented 70% and 69% of our consolidated revenues for the years ended December 31, 2018 and 2017, respectively. A decrease in revenue or gross profit from these partner relationships for any reason, including a fundamental change in their loyalty program, a change in contractual pricing, a significant shift in their redemption chart, or a decision to no longer outsource some or all of the products and services we provide, could have a material adverse effect on our consolidated revenue. As it relates to the LCR services we operate for these three partners, we act as principal where revenues are recognized on a gross basis. We believe gross profit is a more relevant metric to assess our partner concentration, as it represents the amount of revenues that are available to fund expenses and the economics we earn from our commercial arrangements with our loyalty program partners. For the year ended December 31, 2018 and 2017, gross profit generated through commercial arrangements with 14 loyalty program partners represented approximately 80% of our consolidated gross profit.

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation

There can be no assurance that we will be successful in maintaining our existing contractual relationships with our loyalty program partners. Our loyalty program partners have in the past, and may in the future, negotiate arrangements that may be short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with us or to negotiate from time to time more preferential financial and other terms than originally contracted. We cannot ensure that such negotiations will not have a material adverse effect on the financial condition or results of our operations.

We could face significant competition from other companies in the loyalty industry including loyalty program partners that may have, or develop, in-house business solutions departments that could take responsibility for services we currently provide, as well as, significant competition from the online travel agency industry including existing and new online travel agencies that directly compete against our Points Travel product

Our Loyalty Currency Retailing services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources. Our financial performance may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors may not be formed. In addition, no assurances can be given that we may not lose some or all of our arrangements with our loyalty program partners, including our larger loyalty program partners, thereby decreasing our ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology we offer to existing and potential partners.

Loyalty partners may have, or may develop, in-house business solutions such as a cash and points product that could replace or compete with the products and services we offer. Any competition or adverse change in the business relationship described above could have a material adverse impact on our business, operations and prospects.

With respect to the services included in the Platform Partners segment, direct and indirect competitors could include any organization seeking access to customers through direct marketing channels, as well as any technology solutions company that is capable of providing redemption and accrual options for loyalty programs. Redemption and accrual based products offered directly by the Corporation or indirectly through third-parties that manage their applications on the LCP, face competition from other technology solutions providers that offer similar types of services to loyalty programs. Additional direct and indirect competitors may emerge in the future.

Further, with respect to our Points Travel services, we face significant competition from other online travel agencies in winning business with loyalty programs. Many existing and potential competitors in the online travel agency industry do or could have greater technical and or financial resources than we do, and may adversely impact our ability to win new partnerships with loyalty programs. In addition, the competition for online hotel bookings and car rentals is intense. End consumers can book hotels or cars through multiple channels online, including with existing OTAs with well established commercial brands and extensive financial and marketing resources, or direct with hotels and car rental companies who also have well established brands. We may be unable to compete effectively with other companies in this industry, which could lead to less loyalty program partnerships, reduced market share, and a decrease in revenue.

We may not be able to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned

There can be no assurance that we will be successful in launching new loyalty program partnerships with existing products or launching new products with new or existing partnerships, including realizing expected cross-selling opportunities, as expected or planned. There is a risk that revenue and profitability targets will not be achieved if expected new partner launches or new product launches do not materialize.

We could face significant liquidity risk if we fail to meet contractual performance commitments

We have made contractual guarantees on the minimum value of points and miles that will be processed over the term of our agreements with certain loyalty program partners, which, for the most part, have historically been met. The commitments are measured annually. There is a risk that these commitments may not be met, such as the case in 2015 and in certain prior years, resulting in us being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. Our ability to use or sell any purchased points/miles is limited by the terms of our contracts. As a result, there is a risk that we may have difficulty in selling or making use of this inventory which could have a material adverse effect on our business, revenues, operating results and financial condition. There is also a risk that we may have insufficient resources to purchase any shortfall and that we may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to us. The failure to obtain such financing could have a material adverse impact on our business, operating results and financial condition.

Political disputes or sanctions may impact our ability to operate in certain geographical markets or with selected organizations

We have partnerships with loyalty programs that are located or operate in various geographical locations. In addition, we conduct transactions with loyalty program members around the world. Political disputes between governments or nations may impede our ability to continue to provide products or services to existing loyalty program partners or to sell products to new loyalty programs that are located in or operate in certain geographical locations. Governments prohibiting transactions with organizations located in specified geographical locations or associated with certain organizations may reduce or eliminate our ability to do business with those organizations or within certain geographical areas. If sanctions or restrictions are imposed by governments or nations on products or services we provide, we may be limited or restricted from generating transactional activities in those circumstances.

We depend on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners. The failure of these third-parties for any reason to provide these solutions in the future could adversely impact revenue and profitability

We have commercial agreements with multiple third-party service providers in our Platform Partners segment. These third-parties, through their connection to the LCP, provide solutions for both accrual and redemption based activity, for our loyalty program partners and their members. If any of these third-party providers were to cease operations, terminate, breach or not renew their contract with us, there is no assurance we would be able to substitute a comparable third-party solution in a timely manner or on terms as favorable to us. In addition, if any of our third-party suppliers were to experience a business interruption, delays or degradation in overall quality of their service, it could result in dissatisfaction with our loyalty program partners and a loss in revenue and gross profit for us.

We are subject to or impacted by several types of regulations, including standards related to data security, consumer privacy, and payments

We operate in multiple jurisdictions and partner with loyalty programs and third parties who operate and transact in multiple geographic regions, subjecting us to an increasing set of regulations we need to be compliant with. This regulatory environment continues to evolve and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks. For example, in May 2018, the European Union’s new General Data Protection Regulation, commonly referred to as GPDR, came into effect, which imposed new data privacy and security requirements, resulting in incremental compliance costs borne by us. In addition, GPDR carries substantial penalties for non-compliance. We are also required by the Payment Card Industry Security Standards Council, founded by the credit card companies, to comply with data security standards. While we continue to meet these standards, new and revised standards may be imposed that may be difficult for us to meet and could increase our costs.

In addition, our business may be impacted by other regulations that could impact the broader loyalty industry. In 2015, the European Union imposed new Interchange Fee Regulations, which capped interchange fees that banks were able to charge for certain payment cards. Financial service providers have traditionally funded loyalty currency awarded to end consumers for credit card purchases on co-branded credit cards through the interchange fees levied on merchants. Our business is dependent on the overall popularity of loyalty programs and the value and utility of the underlying currency to end-customers. Further regulations that may be imposed could impact the level of loyalty currency awarded to end consumers and adversely impact the demand for our services.

Our brand, revenue and profitability are affected by our ability to control cyber security risks

Due to the online nature of our business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although we have established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If we were to experience a security breach, our reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that we released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points.com members and loyalty program partners and their membership. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

We could face adverse consequences if there is a risk in the viability of the internet and system infrastructure

The end customers of our software depend on internet service providers, online service providers and the our infrastructure for access to the software solutions we provide to our loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, we may not be able to meet a satisfactory level of service as contracted with our partners, and may cause a breach of our contractual commitments, which could have a material adverse effect on our business, revenues, operating results and financial condition.

We are exposed to adverse consequences if we cannot successfully retain our intellectual property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We are exposed to litigation and adverse consequences if we infringe on the intellectual property rights of others

Third parties may assert claims against us alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in us being required to pay significant damages, require us to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on our business, revenues, operating results and financial condition.

Our operations are dependent on the proper functioning of software and processing of transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Our financial performance is substantially dependent on retaining key technical and management personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

The promotion and strengthening of our brand is critical to our business

We believe that continuing to strengthen our brand is an important factor in achieving widespread acceptance of our services, and will require an increased focus on active marketing efforts. We will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building our brand. If we fail to promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our business could be harmed.

Chargebacks of a material amount could have an adverse consequence on us

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. We are subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While we have fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on our business, operating results and financial condition.

Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

We operate in multiple jurisdictions and have relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and ecommerce. If the tax laws, rules or regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for our products and services if we pass on such costs to the consumer. As a result, these changes could have a material adverse effect on our business, operating results and financial condition.

As we operate in multiple jurisdictions and in multiple currencies, dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results

We provide products and services to organizations in multiple jurisdictions and in multiple currencies and dramatic fluctuations in exchange rates of foreign currencies could have a material effect on our financial results. While we hedge against significant fluctuations in principle currencies such as the CDN $ and the USD, activities outside of our control such as dramatic devaluation of other currencies such as the Euro or GBP could have a material effect on our financial results.

As a public company, we may be subject to legal action by shareholders or others which could impair our financial ability to continue as a going concern

As a publicly traded company which is dual listed on the TSX and the Nasdaq, we are subject to the activities of shareholders or others who may initiate legal action against us or senior management. We retain significant insurance coverage to protect against such activity, but there is no assurance that the coverage would apply in all actions or that it is sufficient to protect against any potential judgement or claim.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with IFRS as issued by the IASB. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Our policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that our assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews our annual consolidated financial statements, the reports of the independent registered public accounting firm on the consolidated financial statements and the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed in report we file with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of December 31, 2018. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in rules adopted by the SEC and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in our internal control over financial reporting during the quarter and year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management has evaluated the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that our internal control over financial reporting is effective as of December 31, 2018.

The effectiveness of our internal control over financial reporting as of December 31, 2018, has been audited by KPMG LLP, our Independent Registered Public Accounting Firm, who also audited our consolidated financial statements as at and for the year ended December 31, 2018.